

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 11, 2009

VIA U.S. MAIL

Sheng-Peir Yang
Chief Executive Officer, President and
  Chairman of the Board
Omphalos Corporation
Unit 2, 15Fl., 83, Nankan Rd. Sec, 1,
Luchu Taoyuan County, Taiwan

      Re: **Omphalos Corporation**
              Form 10-KSB for the fiscal year ended December 31, 2007
              Filed April 11, 2008
              Forms 10-Q for the quarters ended March 31, and September 30, 2008
              Form 8-K/A filed April 9, 2008
              File No. 000-32341

Dear Sheng-Peir Yang:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Angela Crane
                              Accounting Branch Chief